UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated September 25, 2008
         CDC Games Launches Digimon RPG In the World’s Largest Online Games
         Market

1.02     Press release dated September 30, 2008
         CDC Games Announces Major New Upgrade to its Popular Legend of Mir 3
         Online Game

1.03   Press release dated October 1, 2008
       China’s Leading Food Distributor to Implement Ross Enterprise to Help
       Ensure Food Safety Compliance and Improve Operational Efficiency

1.04   Press release dated October 2, 2008
       CDC Software Promotes Bruce Cameron as Company President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 2, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated September 25, 2008 -- CDC Games Launches Digimon RPG In the World’s Largest Online Games Market
1.02	Press release dated September 30, 2008 -- CDC Games Announces Major New Upgrade to its Popular Legend of Mir 3 Online Game
1.03	Press release dated October 1, 2008 -- China’s Leading Food Distributor to Implement Ross Enterprise to Help Ensure Food Safety Compliance and Improve Operational Efficiency
1.04	Press release dated October 2, 2008 -- CDC Software Promotes Bruce Cameron as Company President